SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated October 28th 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated October 28th 2013, the Company reports that on October 25th, 2013 it has acquired common shares issued by the Company, book entry, with a par value of ARS 1.00 (one Argentinian Peso) each entitled to one vote per share, and GDS each representing ten common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
10/25/2013	10/30/2013	IRSA	ARS	11.3685	4,204.00	ARS	47,793.30
10/25/2013	10/30/2013	IRS GDS	USD	12.0699	10,000.00	USD	120,699.00

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 28th, 2013